[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 10, 2014

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Foamix Pharmaceuticals Ltd. Confidential Draft Registration Statement on Form F-1 Submitted May 20, 2014 CIK No. 0001606645

Dear Mr. Riedler:

On behalf of Foamix Pharmaceuticals Ltd., formerly known as Foamix Ltd. (the “Company”), enclosed please find a copy of Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial confidential submission of the Registration Statement with the Commission on May 20, 2014.

The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 18, 2014 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

General

1.            Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company acknowledges the Staff’s comment and has submitted exhibits 3.1, 10.1 and 21.1 with the Registration Statement and undertakes to submit all other outstanding exhibits as soon as practicable.

2.            Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company will provide to the Staff copies of all graphic, visual or photographic information that the Company intends to include in the printed prospectus prior to its use, and the Company acknowledges that the Staff may have comments regarding this material.

3.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s request, the Company is providing to the Staff on a supplemental basis copies of all of the written materials that have been presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company’s presentation and potential investors did not retain copies of the materials. The Company further advises the Staff that, to the Company’s knowledge, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering.

Prospectus Summary, page 1

4.            Please briefly explain the operation and implications of using the Section 505(b)(2) pathway the first time it is mentioned in your summary.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 1 and 2.

Risk Factors, page 10

5.            Please include a risk factor, as necessary, that discusses any military service obligation your employees may have in Israel.

The Company acknowledges the Staff’s comment and respectfully refers the Staff to page 40 of the Registration Statement, and the risk factor entitled “Risk Factors Related to our Operations in Israel–Our headquarters, research and development and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.” This risk factor briefly describes the obligations that the Company’s Israeli employees may have as military reservists. Upon further examination, the Company has found that only two of its employees are currently active reservists. Neither of these employees holds an executive position in the Company nor serves as an officer or holds a special professional position in the army that would subject him to extended reserve service periods. The Company has revised this risk factor accordingly.

2

Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

“Our Phase II clinical trials for FMX101 and FMX102 ...,” page 12

6.            We note your discussion of the disadvantages relating to clinical trials that were not conducted head-to-head with the current standard of care. Please divide this risk factor into two separate risk factors with expanded disclosure in each. The first risk factor should be retrospective and should discuss the specific limitations on what can be concluded from your completed studies of FMX101 and FMX 102 given that the study was not controlled against the current standard of care. The second risk factor should be prospective and should include disclosure relating to the reasonable possibility that the FDA will require that your Phase III studies be controlled against the current standard of care in order to support the filing of a New Drug Application (NDA). You should additionally discuss in the second risk factor the specific difficulties you would face if you were required to conduct such controlled studies.

The Company respectfully advises the Staff that the limitation that results from the Phase II clinical trials of FMX101 and FMX102 being conducted against a placebo and not the respective standards of care is only that comparisons of the Phase II results with historical results for the standard of care may be inaccurate.  This limitation is fully described in the existing risk factor.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 12 to add a second prospective risk factor that addresses the concern that additional comparative trials may be required or desirable and that such trials may involve additional time and expense.

The Company respectfully advises the Staff that it does not believe Phase III clinical trials of FMX101 and FMX102 that are controlled against the applicable standard of care would necessarily cause difficulties over and above those inherently present in conducting the trials of these product candidates controlled against a placebo, and such risks are discussed in detail elsewhere in the risk factors.

Forward-Looking Statements; Cautionary Information, page 42

7.            We note your disclosure stating that you have not independently verified any information obtained from independent industry sources. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. In order to eliminate any reference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information obtained from independent industry sources.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 42.

Use of Proceeds, page 43

8.            Please disclose whether you expect the application of proceeds discussed in this section FMX102, and the Phase I/II clinical trial for FDX104. If not, please disclose what the application of these proceeds will allow you to accomplish as to each partially funded trial.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 43.

9.            Please disclose whether you plan to use proceeds from this offering to fund the animal and human toxicology studies in FMX102 referenced on page 69, and if so, disclose the approximate amount of proceeds you plan to use for that purpose. Alternately, if the animal and human toxicology studies are part of the “pre-launch studies” referenced on this page, please clarify this point in your disclosure.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 43.

3

Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations Application of Critical Accounting Policies and Estimates
Share-based Compensation, page 59

10.        You disclose that you based the expected share price volatility on the historical volatility of the ordinary shares of comparable companies that are publicly traded. Please tell us the companies you used as comparables. Discuss why they are considered comparable at each valuation date addressing entity size, stage of development, collaborations, product indications, etc.

The Company respectfully advises the Staff that the expected share price volatility is based on the historical volatility of the ordinary shares of comparable companies that are publicly traded. The Company’s guidelines for determining whether a company is comparable (as of the relevant valuation date) were as follows:

(i)	the company is engaged in the pharmaceutical or bio-pharmaceutical space;

(ii)	the company operates mainly in the dermatology segment, or has at least significant operations in such segment;

(iii)	the company is in the clinical stages of development or in the early stages of commercial sales; and

(iv)	the company’s market capitalization is reasonably close to Foamix’s target valuation for the initial public offering (the “IPO”), as currently anticipated.

After careful consideration and according to the above guidelines, the Company chose the following comparable companies to be used for its volatility benchmarking:

#	Company Name	Volatility
1.	Provectus Pharmaceuticals	64.5%
2.	Cipher Pharmaceuticals	115.7%
3.	NovaBay Pharmaceuticals	76.1%
4.	IGI Laboratories	65.4%
5.	Sinclair IS Pharma	48.3%
6.	Faes Pharma	44.7%
7.	Clinuvel Pharmaceuticals	60.9%
8.	Genova Biotherapeutics	64.7%
9.	Syneron Medical	44.1%
Average		64.9%
Median		64.5%

The Company found the historical volatility of these companies to be reasonable, based on the average of the sector, and to reflect the proper risk for a company operating in that line of business. The Company believes that these companies provide a diversified and well balanced sampling pool for the purpose of evaluating the expected volatility of its shares, based on their respective profiles and comparable attributes, as set out below*.

Company Name	Company Profile	Comparable Attributes
Provectus Pharmaceuticals

Provectus Biopharmaceuticals Inc. (“Provectus”) is a development-stage pharmaceutical company that is primarily engaged in developing ethical pharmaceuticals for oncology and dermatology indications. PH-10, one of Provectus’ two main product candidates, is a topically-administered prescription drug for treatment of chronic severe skin afflictions such as psoriasis and atopic dermatitis, a type of eczema, and was last reported to have been conducting a Phase IIc trial for the treatment of psoriasis and to have completed a Phase II trial for the treatment of atopic dermatitis. In addition, Provectus is developing PH-10 for the treatment of actinic keratosis and severe acne. Provectus also develops over-the-counter topically-administered acne products, namely Pure-Stick and Pure N Clear, that act to decrease the production of fats, oils and sweat that create an environment conducive to unchecked growth of bacteria, and also act to reduce the number of bacteria already present. Provectus trades on the New York Stock Exchange small cap market (NYSEMKT:PVCT) and currently has a market capitalization of approximately $165 million. It had no revenue in the year ended December 31, 2013 and employed 4 employees and 4 fulltime consultants as of such date.

Like Foamix, Provectus is a development-stage pharmaceutical company with a relatively small workforce and no significant revenue. It is developing, among other things, products for the treatment of dermatitis and severe acne, which are similar to the products Foamix is pursuing. Provectus’ over-the-counter product candidates are also for the treatment of skin conditions, such as acne. As can be seen from its market cap, Provectus is currently trading at a valuation that is near Foamix’s target valuation for the IPO, anticipated to be in the range of $200-250 million.

4

Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

Company Name	Company Profile	Comparable Attributes
Cipher Pharmaceuticals

Cipher Pharmaceuticals Inc. (“Cipher”) is a specialty commercial-stage pharmaceutical company focused on the development and commercialization of formulations of marketed molecules. It develops formulations of marketed drugs using third party drug delivery technologies. It has developed a novel formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, and a novel formulation of the acne treatment isotretinoin, which is marketed in the United States as ‘Absorica’ and in Canada as ‘Epuris’. Cipher also obtained exclusive license and distribution rights in Canada to market the Betesil Patch, a self-adhesive medicated plaster for the treatment of inflammatory skin conditions. Cipher is traded on the Toronto Stock Exchange (TSX:DND) and currently has a market capitalization of approximately CAD $165 million. It generated approximately CAD $27 million of gross revenue in the year ended December 31, 2013 and employed 14 employees as of such date.

Like Foamix, Cipher’s products are intended mainly for the treatment of skin conditions, and include a formulation for the treatment of acne. Cipher also operates in the same geographic regions in which Foamix intends to concentrate its efforts, namely - the U.S. Cipher is currently trading at a valuation that is near the range of Foamix’s target valuation for the IPO, and has a similarly small-scale workforce.
NovaBay Pharmaceuticals

NovaBay Pharmaceuticals, Inc. (“NovaBay”) is a clinical-stage biotechnology company focused on addressing the unmet therapeutic needs of the global anti-infective market. NovaBay’s Aganocide compounds, led by NVC-422, are synthetic molecules with a spectrum of activity against bacteria, viruses and fungi. NovaBay is also developing a gel formulation of NVC-422 for the treatment of impetigo. NovaBay’s irrigation solution containing NVC-422 is in Phase II clinical studies, with the goal of reducing the incidence of urinary catheter blockage and encrustation (UCBE) and the associated urinary tract infections. NovaBay also develops NeutroPhase, a skin and wound cleanser for hard-to-heal wounds, such as pressure, venous stasis, and diabetic ulcers. NovaBay is traded on the New York Stock Exchange small cap market (NYSEMKT:NBY) and currently has a market capitalization of approximately $45 million. It generated approximately $3.5 million of gross revenue in the year ended December 31, 2013 and employed 29 employees as of such date.

Like Foamix, NovaBay is a clinical-stage company with a relatively small workforce and no significant revenue. It operates, among other things, in the dermatology segment, in which it offers a formulation for the treatment of impetigo and a cleanser for hard-to-heal wounds, that are similar to some of Foamix’s product candidates.
IGI Laboratories

IGI Laboratories, Inc. (“IGI”) develops, manufactures, fills and packs topical semi-solid and liquid products for cosmetic, cosmeceutical and pharmaceutical customers. IGI’s products are used for a variety of skin conditions, including the treatment of symptoms of dermatitis, acne, psoriasis and eczema. IGI has two major sources of revenue: (i) its contract formulation and manufacturing services business, which customers consist mainly of companies engaged in marketing topical preparations to the pharmaceutical, cosmetic, and cosmeceutical markets; and (ii) in-house development of prescription pharmaceutical products, focused mainly on generic versions of approved topical drug products. IGI is traded on the New York Stock Exchange small cap market (NYSEMKT:IG) and currently has a market capitalization of approximately $280 million. It generated approximately $18.2 million of gross revenue in the year ended December 31, 2013 and employed 52 employees as of such date.

Like Foamix, IGI develops, manufactures and markets topical formulations for the treatment of various skin conditions, and operates mainly in the U.S. IGI is currently trading at a valuation that is near the range of Foamix’s target valuation for the IPO, and has a similarly small-scale workforce.

5

Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

Company Name	Company Profile	Comparable Attributes
Sinclair IS Pharma

Sinclair IS Pharma PLC (“Sinclair”) is a specialty pharmaceutical company focused on treatments in dermatology, wound care, oncology support and critical care through topical technology and delivery systems. It has presence in five European markets and a marketing partner network across developed and emerging markets. Sinclair is traded on the London Stock Exchange (LON:SPH) and currently has a market capitalization of approximately £160 million. It generated approximately £55.4 million of gross revenue in the year ended June 30, 2013 and employed 144 employees as of such date.

Sinclair is a pharmaceutical company that develops and markets topical treatments in the aesthetics, wound care and skin care segments, which are similar to those pursued by Foamix. Sinclair is currently trading at a valuation that is within the range of Foamix’s target valuation for the IPO.
Faes Pharma

Faes Farma SA (“Faes”) is a Spain-based company that specializes in the research, production, distribution and sale of prescription and generic drugs, over-the-counter medicines and personal care treatments, as well as raw materials for pharmaceutical use. Faes’ research lines are mainly focused on the development of new drugs for the treatment of osteoporosis and cancer, and it also offers prescription and other-the-counter skin care products. Faes is traded on the Madrid Stock Exchange (BME:FAE) and currently has a market capitalization of approximately €550 million. It generated approximately €103.5 million of gross revenue in the 6 months ended June 30, 2013 and employed over 800 employees as of such date.

Faes offers, among things, skin care products which are in the same market segment as Foamix. Faes is currently trading at a valuation that is not far above the range of Foamix’s target valuation for the IPO.
Clinuvel Pharmaceuticals

Clinuvel Pharmaceuticals Limited (“Clinuvel”) is a biopharmaceutical company focused on developing its lead drug candidate SCENESSE (afamelanotide) for the treatment of a range of severe skin disorders. SCENESSE has completed Phase II and III trials in the U.S. and Europe, and has been filed for review by the European Medicines Agency (EMA). Clinuvel is traded on the Australia Stock Exchange (ASX:CUV) and currently has a market capitalization of approximately AUD $65 million. It did not have any meaningful revenue in the year ended June 30, 2013 and employed over 40 part-time and full-time employees as of such date.

Like Foamix, Clinuvel is a development-stage pharmaceutical company engaged in phase II and III trials. It focuses on the development of drugs for the treatment of a range of skin disorders, employs a relatively small-scale workforce and has yet to generate any significant revenue. Clinuvel is currently trading at a valuation that is not far below the range of Foamix’s target valuation for the IPO.
Genovate Biotechnology

Genova Biotherapeutics, Inc. (“Genova”) is a development-stage biotechnological drug company focused on identifying, evaluating and acquiring new drugs for treatment and prevention of oncological and infectious diseases. Genova holds the rights to pending patent applications for three medicines, including for treatment of prostate cancer and breast cancer, and is focused on developing these new treatments through joint ventures, strategic partnerships, licensing agreements and similar arrangements. Genova is traded on the over-the-counter marketplace platform (OTCMKTS:GVBP). It did not have any revenue in the year ended December 31, 2013 and employed 2 employees as of such date.

Like Foamix, Genova is a specialty development-stage pharmaceutical company. It has a small-scale workforce and no significant revenue.

6

Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

Company Name	Company Profile	Comparable Attributes
Syneron Medical Ltd.	Syneron Medical Ltd. (“Syneron”) designs, develops and markets aesthetic medical products based on various technologies, including its electro-optical synergy (ELOS) technology, which uses the synergy between electrical (including radiofrequency) energy and optical energy to provide aesthetic medical treatments. Syneron’s products, which it sells primarily to physicians and other practitioners, target a range of non-invasive aesthetic medical procedures, including treatment of acne and rosacea. Syneron’s product portfolio includes ‘Vbeam’, based on pulsed-dye technology, for treatment of skin lesions such as rosacea, and ‘Smoothbeam’, a diode laser for treatment of acne and acne scars. Syneron is traded on the NASDAQ Global Select Market (NASDAQ:ELOS) and currently has a market capitalization of approximately $390 million. It generated approximately $257 million of gross revenue in the year ended December 31, 2013 and employed 621 employees as of such date.	Like Foamix, Syneron is an Israeli company focused on the U.S. market, and offers, among other things, products for the treatment of various skin conditions, including acne and rosacea. Syneron is currently trading at a valuation that is not far above the range of Foamix’s target valuation for the IPO.

* The information presented in the table above is based on public filings of the compared companied or data posted on MarketWatch.com. Current market capitalizations are as of June 25, 2014.

11.        Please include the March 2014 awards in your tabular disclosure on page 60.

In response to the Staff’s comment, the Company has included the March 2014 award in the revised tabular disclosure of option awards on page 60 of the Registration Statement. The Company further advises the Staff that on June 9, 2014 it granted additional options to certain officers, employees and consultants. Accordingly, the Company has added reference to the June 2014 award in the tabular disclosure of option awards on page 60.

12.        Please include a discussion of your common stock valuation performed for the purpose of valuing the March 2014 awards.

In response to the Staff’s comment, the Company has included a discussion regarding its enterprise value and per ordinary share price as of March 31, 2014, as well as the parameters underlying the determination of such valuation, in the paragraph addressing the March 2014 option award on page 61 of the Registration Statement. The discussion is in a form similar to that used in relation to the May and July 2013 awards. As mentioned above, in June 2014 the Company granted additional options to certain of its officers, employees and consultants. Accordingly, the Company has added in page 61 of the Registration Statement a discussion regarding its enterprise value and the per share price of its ordinary shares as of June 2014.

7

Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

13.        We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price.

The Company acknowledges that the Staff may have additional comments on the accounting of the share-based compensation or beneficial conversion features of the convertible loans following the Company’s disclosure of its estimated offering price.

14.        Please include a statement in your filing regarding your common stock valuation that clarifies that once the company becomes public and your shares will trade, these estimates will not be necessary.

In response to the Staff’s comment, the Company has included a statement on page 61 of the Registration Statement, clarifying that following its initial public offering and the listing of its shares on the NASDAQ Global Market, the determination of the fair market value of the Company’s shares for purposes of setting the exercise price of future option awards or other share-based compensation to employees and other grantees will no longer require good faith estimates by the board based on various comparisons or benchmarks.

Business

Lead Product Candidates, page 64

15.        If you have completed Phase I clinical trials for FMX101 for treatment of acne and FMX102 for treatment of impetigo, please include a brief description in this section of the Phase I trials for both product candidates, including a description of the trial design and goals, the applicable clinical endpoints, and the results observed. Alternately, if you were not required to complete Phase I trials for these product candidates, please expand disclosure to briefly explain why.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 69 and 71.

Next Steps, pages 67 and 69

16.        Please disclose the approximate time frames in which you plan to file your investigational new drug (IND) applications for both FMX101 and FMX102 and the approximate date by which you plan to negotiate your Special Protocol Assessment with the FDA relating to these trials. In this regard, we note disclosure in your risk factor at the top of page 11 suggests that you intend to seek an SPA prior to commencing any Phase III trials.

The Company respectfully advises the Staff that the Company has a meeting with the FDA scheduled for late July to discuss the Company’s proposed Phase III trials of FMX101 and FMX102. After this meeting, the Company will have a clearer picture of the approximate time frames within which it intends to file IND applications for FMX101 and FMX102 and to negotiate any Special Protocol Assessment, at which point this detail will be added to the Registration Statement.

FMX101 for Rosacea, page 69

17.        We note that you expect to commence Phase II clinical trials for FMX101 for treatment of rosacea in late 2015. Please revise disclosure to clarify, if true, that you have not yet conducted any clinical trials for this indication, and that you plan to use data from completed trials of FMX101 for treatment of acne in order to advance FMX101 for treatment of rosacea directly into Phase II. Please also include a clarifying footnote to this effect in your pipeline chart on pages 2 and 64.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 2, 65 and 71.

Development and License Agreements with Various Pharmaceutical Companies, page 71

18.        We note your discussion of the general terms of some of your collaboration agreements in this section. You should describe all material terms for each material agreement separately in this section, including the following information:

•	All material rights and obligations conferred on both parties;

•	The specific intellectual property, if any, transferred or out-licensed;

•	The amount of payments including upfront fees, milestone payments, or other payments made or received to date;

•	The aggregate amount of additional potential milestone payments you may receive in the future;

•	The applicable royalty rate payable, expressed as a percentage within a range of 10%; and

•	All material provisions governing duration and termination.

8

Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

In addition, if you are substantially dependent on any of the agreements discussed here, you should file all such agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not included a more fulsome description of the terms of any of its development and license agreements in the Registration Statement because it has determined that none of these agreements are material to the Company’s business. The various development and license agreements have in the past provided, and will likely continue to provide, the Company with periodic revenues, and those revenues have and will assist in supporting the Company’s development efforts. However, the Company’s focus, as described in the Registration Statement, is on the development and eventual commercialization of its proprietary, “in-house” product candidates for the treatment of acne, impetigo and other skin conditions.

Since its inception the Company has entered into development and license agreements with a total of 19 third parties, most of which have expired. Currently, the Company has agreements in effect with five pharmaceutical companies. Revenue under this type of agreement has been derived from upfront payments, cost reimbursements and milestone payments. No royalty payments have been received to date as none of the products covered by these agreements have been effectively commercialized. The Company does not expect the receipt of revenues, if any, from any one of these agreements to be material to its operations or business plans. Similarly, while there is the potential for one or more of the licensed products being developed pursuant to the Company’s development and license agreements to generate significant revenues for the Company from royalties if successfully commercialized, the Company is not able at this stage to accurately predict which of those products, if any, will be commercialized and, if they are commercialized, will achieve commercial success. Furthermore, the Company has no control over the decision as to whether or not a licensed product will be commercialized, or over the financial resources and other means, if any, to be dedicated to such endeavor, or the timing, methods, strategy, target markets and other factors relevant to its success. All such decisions are at the discretion of the licensee, which is required to exert only reasonable commercial efforts in that regard.

For the reasons outlined above, the Company also respectfully advises the staff that it does not consider that it is “substantially dependent” on any one of the development and license agreements and therefore does not intend to file any such agreements as an exhibit to the Registration Statement.

19.        We note disclosure throughout your prospectus, including pages 3 and 70, pertaining to your collaborators’ licensed products that are variously in Phase II, III and pre-approval stages. In your revised disclosure that includes descriptions of each material collaboration agreement, you should include disclosure as to how far each licensed product relating to a given agreement has progressed in the development process to date.

The Company respectfully advises the Staff that, for the reasons outlined in the response to comment 18 above, the Company does not intend to provide further details regarding specific development and license agreements or the licensed products developed pursuant to those agreements.

Intellectual Property

Patent Portfolio, page 73

20.        We note you have an issued U.S. patent covering FMX101, FMX102, and FDX104 expiring in 2030. Please clarify the nature of this issued patent and explain why you have discussed it separately from your other issued patents. For example, if you consider this your most material patent, you should disclose why in this section. Further, please clarify the nature of the remaining 27 issued U.S. patents and consider whether you should provide disclosure separately as to any of these 27 patents based upon their individual materiality. For each material patent, such disclosure should include the expiration date and type of protection afforded.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 76. Further, the Company respectfully advises the Staff that the U.S. granted patent in relation to FMX101, FMX102 and FDX104 is a composition of matter patent comprising a claim to a formulation of a tetracycline antibiotic, which can include minocycline or doxycycline. The Company has discussed this patent separately from the other granted patents and pending patent applications because the Company considers this patent to be the most relevant granted patent currently held by the Company, as it relates to the Company’s lead product candidates in the U.S., which is the market in which the Company expects to focus when marketing and distributing those products once regulatory approval has been granted. The Company respectfully advises the Staff that while the Company views its patent portfolio overall as a business strength, and while certain of the Company's granted or pending patents may in the future become material as the Company's additional product candidates are selected, developed and commercialized, the Company has determined that none of the other 28 granted U.S. patents (or the 36 non-U.S. granted patents) are currently material, individually or otherwise, to the Company’s business as it is presently conducted, which is focused on the pursuing the further development and commercialization of FMX101, FMX102 and FDX104 in the U.S.

Government Regulation, page 76

21.        Please include an explanation of Generally Recognized as Safe (GRAS) status in this section, including the FDA’s involvement with regard to GRAS and the significance of GRAS as it applies to the ingredients in your foam platform.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 3, 65 and 75 to replace the reference to the Generally Recognized as Safe (GRAS) status of the ingredients in the Company’s minocycline foam with a reference to those ingredients being listed in the current FDA Inactive Ingredient Database, which the Company believes is the more pertinent disclosure.

Principal Shareholders, page 102

22.        Please state the number of record holder in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Registration Statement to reflect that four of the Company’s shareholders are based in the U.S., namely Benny Shabtai, Gabriel Capital Fund (US), LP, G-TEN Partners LLC, BW EQUITIES LLC, Genesis Asset Opportunity Fund LP, East Bayview Holdings, LLC and Michael B. Sladden 2012 Trust, holding 9.5%, 3.2%, 1.6%, 0.8%, 0.8%, 0.4% and 0.3% of the Company’s issued and outstanding share capital immediately prior to the IPO, respectively. The Company’s U.S.-based officers, David Domzalski, Alvin Howard and Herman Elman, do not currently hold any outstanding shares nor any options exercisable within the next 60 days.

9

Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

Certain Relationships and Related Party Transactions, page 104

23.        Please revise disclosure to explain the nature and extent of the transactions underlying your consulting agreement with the company beneficially owned by Mr. Hirsch.

In response to the Staff’s comment, the Company has revised the disclosure under “— Consulting and option agreements” on page 108 of the Registration Statement, clarifying that the Company’s agreement with ZEAS Technology and Science Management Ltd. (ZEAS) a company beneficially owned and controlled by Stanley Hirsch, a director of the Company, is for the provision of business consulting services by ZEAS to the Company. These services include participation by Mr. Hirsch, on behalf of ZEAS, in meetings with potential investors, clients and business partners of the Company, and his review and advice on contemplated patent filings, clinical trial plans and other business initiatives of the Company. In consideration of these services, the Company issued ZEAS options to purchase a total of 3,400,000 ordinary shares at an exercise price of $0.039 per share, which are all fully vested and exercisable at any time prior to November 25, 2014. The agreement has no fixed term and is terminable at will by either party with 30 days’ prior written notice.

Agreements with Executive Officers, page 100

24.        Please file the employment agreements with each of your executive officers as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the employment agreements with each of the Company’s executive officers will be filed as exhibits to a subsequent amendment to the Registration Statement.

Shares Eligible for Future Sale
Lock-up Agreements, page 112

25.        Please file the form of lock-up agreement as an exhibit to your registration statement.

The Company respectfully advises the Staff that the form of lock-up will be filed as an attachment to the form of underwriting agreement, which will be an exhibit to a subsequent amendment to the Registration Statement.

Financial Statements

General

26.        We refer you to your risk factor beginning on page 28 and ending on page 29. In order to enhance our understanding of how you prepare your financial statements and assess your disclosure in this risk factor, we ask that you provide us with information that will help us understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	What role he or she takes in preparing your financial statements;

•	What relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	The nature of his or her contractual or other relationship to you;

•	Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

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Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

The Company respectfully advises the Staff that its Chief Financial Officer (“CFO”), supported by the Company’s bookkeeper (“Bookkeeper”), an outsourced accounting consultant (“Consultant”) and an outsourced controller (“Controller”), comprise the team primarily responsible for preparing the Company’s financial statements. Together with the Company’s Chief Executive Officer (“CEO”), the CFO is also responsible for evaluating the effectiveness of the Company’s internal control over financial reporting. The Company is relatively small (consisting a total of 24 employees as of June 30, 2014) and does not face complex accounting issues or internal control matters. Additionally, the financial reports are reviewed by the CEO and the board of directors. The Company does not currently have an audit committee, and will establish one prior to listing its securities on a U.S. exchange.

The roles of each of the CFO, Bookkeeper, Consultant and Controller, their relevant education and ongoing training in U.S. GAAP, the nature of their relationship to the Company, their professional designations and professional experience are described below:

CFO

The CFO is a fulltime employee of the Company and has been serving in his position since February 2014. The CFO’s role is to supervise the Bookkeeper, Consultant and Controller; review and sign off on the trial balances of the Company and its subsidiary as prepared by the Bookkeeper, the Consultant and the Controller; review and sign off entries according to Company policies and guidelines; review the preparation of the financial statements and ascertain that all procedures on the quarterly or year-end checklist were performed. For unusual or complex transactions, the CFO provides guidance and supervision to the Consultant and Controller.

The CFO holds a Bachelor of Business and Economics degree from the Hebrew University (1993) and a Master’s of Business Administration degree (MBA) from the Hebrew University (1995). The CFO also holds an Israeli bookkeeping certificate (level 2) since 1989. The CFO has 18 years of experience in executive financial positions. Before joining the Company he was the Finance Director of the Israeli subsidiary of Pfizer Inc. from 2011 to 2013, where he was responsible for the month-end closing, financial reporting, internal controls and coordination with the external auditors. Previously, the CFO served for more than three years as the Accounting and Reporting Manager of the Israeli subsidiary of Hewlett-Packard Company, where he was responsible for compliance, procedures, internal controls, month-end reporting and U.S. GAAP and Israeli GAAP financial statements.

The CFO participates in annual conferences held by PwC and KPMG in Israel, regarding updates and developments in U.S. GAAP and SEC financial reporting rules and regulations. The CFO also keeps his knowledge of U.S. GAAP and SEC financial reporting rules and regulations up-to-date through professional reading of accounting, finance and legal updates, including updates published by PWC and KPMG in Israel.

Consultant

The Consultant was hired to assist the Company in the preparation of its financial statements for the years ended December 31, 2012 and 2013, as well as for the year ending December 31, 2014, under U.S. GAAP. He took responsibility for the compilation of the 2012 and 2013 financial statements, reviewed the analyses provided by the Company and assisted in the preparation of supporting work papers for audit by the Company’s external auditors.

The Consultant holds a Bachelor of Accounting and Economics degree from the Bar-Ilan University (1978), a Master of Business Administration degree (MBA) from the University of Manchester (2003) and a Master of Law degree (LLM) from the Bar-Ilan University (2008). He has been a Certified Public Accountant in Israel since 1979. He previously served as the CFO of several industrial, technology and service companies in Israel, some of which are publicly traded. For the last eight years, the Consultant has been providing accounting services to multiple public and private companies in Israel.

The Consultant participates in annual conferences held by PwC regarding updates and developments in U.S. GAAP and SEC financial reporting rules and regulations. He also keeps his knowledge of U.S. GAAP and SEC financial reporting rules and regulations up-to-date through professional reading of accounting, finance and legal updates, including updates published by PwC.

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Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

Controller

The Controller is an employee of Ziv Haft - BDO Israel (“BDO”), a member firm of BDO International, and has been assigned to the Company on a full-time basis since April 2014. She is responsible, among other things, for reviewing and preparing the materials required for the financial statements.

The Controller holds a B.A. in Economics from the Hebrew University (2009) and a B.A. in Accounting from Bar-Ilan University (2011). She is a Certified Public Accountant in Israel since 2012. She has been working as an accountant at BDO since 2012, and is backed by the professional department at BDO, which advises her on matters relating to U.S. GAAP.

Bookkeeper

The Bookkeeper is a fulltime employee of the Company and has been holding such position since 2008. The Bookkeeper is in charge of the day-to-day accounting and financial activities of the Company and reports to the CFO. She carries out the quarterly and year-end procedures in accordance with the Company’s accounting policies and guidelines, including preparation of the trial balances and verifying that all procedures on the quarterly or year-end checklist were performed.

The Bookkeeper holds a bookkeeping (level 3) degree and a B.A. in economics from the University of Ukraine. She has held Israeli bookkeeping certificate (level 3) since 2000 and an Israeli salary controller certificate since 2006. Prior to joining the Company, she worked as a bookkeeper at several Israeli companies, and has approximately 15 years of experience in bookkeeping.

Other Financial Advisors

In addition to the foregoing team members, the Company retained the services of the Valuation Services department of KPMG Israel in order to assist it in evaluating its enterprise value and the fair value of its ordinary shares, convertible loans and options.

Following the completion of the IPO, the Company plans to employ a full-time in-house controller in order to fulfill the services currently outsourced from third parties.

Statements of Operations, page F-4

27.        Please describe for us the nature of costs included in cost of revenues and how these costs relate to generation of your revenues.

The Company advises the Staff that the table below sets out a breakdown of the cost of revenues for each of the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
Cost of revenues	(In thousands $)
Payroll and related expenses	300	277
Testing, professional and laboratory services	57	123
Rent and office maintenance	43	52
Other	53	39
Total	$453	$491

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Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

The Company’s revenues during these years were comprised in their entirety of payments from third party licensees under their development and licensing agreements with the Company, in consideration for services supplied by the Company. These services included design and development of product prototypes, performance of in-vitro studies and other lab tests, compiling project reports and recommendations and carrying out other tasks related to such efforts.

Accordingly:

- payroll and related expenses relate to the cost of employment of the employees assigned to these projects;

- testing, professional and laboratory services costs relate to the cost of studies and trials performed by the Company in its facilities on behalf of the third party licensees, and the cost of consultants and other service providers who are not employees of the Company;

- rent and office maintenance costs reflect the relative use of the Company’s facilities, infrastructure, utilities and other overhead services attributable to the projects performed for third party licensees, as opposed to the Company’s independent in-house development projects;

- other costs relate to the cost of materials and equipment depreciation.

28.        Please tell us why you did not present comprehensive income or loss. Refer to ASC Topic 220-10.

The Company advises the Staff that it did not present comprehensive income or loss because it does not have any items of comprehensive income or loss other than net loss. The Company followed the provision of ASC Topic 220-10-45-1A –b which states that “As indicated in paragraph 220-10-15-3, an entity that has no items of other comprehensive income in any period presented is not required to report comprehensive income.” This clarification is included in note 2 to the financial statements.

Notes to the Financial Statements

Note 2 Significant Accounting Policies
k. Revenue recognition, page F-9

29.        You indicate that revenues that may be generated under your license agreements typically include upfront payments, cost reimbursements, milestone payments and royalties on net sales of the licensed product.

•	Provide us a break-down by year of your revenue for each of these categories. Tell us your consideration for showing separate line items of these categories or otherwise providing a more specific description of “revenues” on your statements of operations given the nature of your revenues.

•	Tell us your accounting policies regarding separation and allocation for multiple element arrangements with reference to authoritative accounting literature.

The Company respectfully refers the Staff to its responses to comments 18 and 19 above and reiterates its position that it does not view the development and license agreements as material. Subject to such caveat, presented below is a table containing the breakdown of the revenues the Company has received from its third party licensees in the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
	(in thousands $)
Upfront payments	44	—
Cost reimbursements	646	468
Milestone payments	714	618
Royalties	—	—
Total	$1,404	$1,086

All revenues generated by the Company to date were derived from its supply of research and development services to its licensees. All amounts received and to be received under these agreements are for the same types of services and none of the agreements contain additional elements.

Revenues from upfront payments, cost reimbursements and milestone payments which are dependent only upon passage of time are recognized, together, as the services are provided. Cost reimbursements are predetermined based on estimate, without any later adjustment to actual expenses, and as such are treated as part of the consideration for the services rendered. Revenues from milestones attached to performance or regulatory achievements are not recognized until such milestones are reached.

To date, the Company has not generated any revenue from royalties.

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Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

30.        In order to help us understand more fully how your license agreements impact your financial statements for each period presented and to evaluate your current disclosures about license agreements such as those that may be required by ASC 730-20-50, please provide us, in table format, amounts by year and by line item included in your statements of operations attributable to transactions arising from licensing agreements between you and the other participants and third-parties. Please provide separate break out for each of your significant agreements and for all of your agreements in the aggregate (i.e. the significant agreements and all other agreements). Separately present amounts with other participants and third-parties that are netted in a financial statement line item.

The Company respectfully refers the Staff to the breakdown of revenues from third party licensees allocated by type of revenue, provided in connection with the response to comment 29 above, and to the breakdown of the cost of revenues provided in the response to comment 27 above. Additionally, the table below sets out the breakdown of revenues per licensee for each of the years 2013 and 2012 (licensees whose individual revenues were insignificant were grouped together under ‘Others’):

	Year ended December 31,
	2013	2012
Licensee	(in thousands $)
Licensee A	597	—
Licensee B	336	—
Licensee C	206	409
Licensee D	174	—
Licensee E	47	312
Licensee F	—	209
Others	44	156
Total	$1,404	$1,086

According to ASC 730-20-50-3 “an entity that is a party to more than one research and development agreement need not to separately disclose each agreement unless separate disclosure is necessary to understand the effects on the financial statements. Aggregation of similar arrangements by type may be appropriate.”

Since these contracts are all of the same type, and given that the Company does not see them as material, the Company does not carry out a by project cost of revenues analysis.

Note 10. Supplementary Financial Statement Information
c. Research and Development

31.        Please tell us how patent registration costs meet the definition of research and development expenses in ASC 730-10 as these costs appear to be the same or similar to activities described in ASC 730-10-55-2.i., which are not generally considered research and development.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has reclassified the patent registration costs from research and development expenses into selling, general and administrative expenses. Total operating expenses remain unchanged.

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Jeffrey P. Riedler

Securities and Exchange Commission

July 10, 2014

*****

Please telephone the undersigned at (212) 735-3416 or Phyllis G. Korff at (212) 735-2694 if you have any questions or require any additional information.

Very truly yours,

/s/ Andrea L. Nicolás
Andrea L. Nicolás

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